U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                               Form 10-SB/A-1

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                          SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                      Commission File Number:  0-50009


                   PACIFIC HEALTH CARE ORGANIZATION, INC.
                  ---------------------------------------
              (Name of Small Business Issuer in its charter)


          UTAH                                               87-0285238
-------------------------------                          ------------------
(State or other jurisdiction of                         (I.R.S. Employer
 incorporation or organization)                         Identification No.)


     51 Harbor Ridge Drive, Newport Beach, CA                       92260
     ----------------------------------------                    ----------
     (Address of principal executive Offices                     (Zip Code)


                Issuer's telephone number:    (949) 721-8272
                                              --------------


Securities to be registered under Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered

     N/A                                                    N/A
   -------                                                -------

        Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                   ------
                             (Title of Class)



                             TABLE OF CONTENTS


PART I.

Item 1.   Description of Business. . . . . . . . . . . . . . . . . . . . .3

Item 2.   Plan of Operations . . . . . . . . . . . . . . . . . . . . . . .9

Item 3.   Description of Property. . . . . . . . . . . . . . . . . . . . 11

Item 4.   Security Ownership of Certain Beneficial
          Owners and Management. . . . . . . . . . . . . . . . . . . . . 11

Item 5.   Directors, Executive Officers, Promoters
          and Control Persons. . . . . . . . . . . . . . . . . . . . . . 13

Item 6.   Executive Compensation . . . . . . . . . . . . . . . . . . . . 15

Item 7.   Certain Relationships and Related Transactions . . . . . . . . 16

Item 8.   Description of Securities. . . . . . . . . . . . . . . . . . . 16


PART II.

Item 1.   Market Price of and Dividends on the Company's
          Common Equity and Other Shareholder Matters. . . . . . . . . . 19

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . 20

Item 3.   Changes in and Disagreements with Accountants. . . . . . . . . 20

Item 4.   Recent Sales of Unregistered Securities. . . . . . . . . . . . 20

Item 5.   Indemnification of Directors and Officers. . . . . . . . . . . 21

          PART F/S . . . . . . . . . . . . . . . . . . . . . . . . . . . 23

          Independent Auditor's Letter . . . . . . . . . . . . . . . . . 24
          Balance Sheet at June 30, 2002 . . . . . . . . . . . . . . . . 25
          Statement of Operations at June 30, 2002 . . . . . . . . . . . 27
          Statement of Stockholders' Equity at June 30, 2002 . . . . . . 28
          Statement of Cash Flows at June 30, 2002 . . . . . . . . . . . 29
          Notes to Financial Statements at June 30, 2002 . . . . . . . . 30

          Independent Auditor's Letter . . . . . . . . . . . . . . . . . 38
          Balance Sheet at December 31, 2001 . . . . . . . . . . . . . . 39
          Statement of Operations at December 31,, 2001. . . . . . . . . 41
          Statement of Stockholders' Equity at December 31,, 2001. . . . 42
          Statement of Cash Flows at December 31, 2001 . . . . . . . . . 43
          Notes to Financial Statements at December 31, 2001 . . . . . . 44

PART III.

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . 50

          SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . 51



                                     2
                                   PART 1

Item 1.   Description of Business

History of the Company
----------------------
     Pacific Health Care Organization, Inc. (the "Company") was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. The Company was organized and authorized to pursue any lawful purpose or purposes. The Company amended its Articles of Incorporation on September 26, 2000, to effect a seventy-five for one reverse split, and to change the authorized common stock to 50,000,000 shares, par value of $0.001. The Company later amended its Articles of Incorporation on October 30, 2000, changing its name to Immunoclin International, Inc. Due to complications in the proposed business, the Company again amended its Articles of Incorporation on January 31, 2001, changing its name to Pacific Health Care Organization, Inc. In connection with the January 2001 name change, a new board of directors was put in place and new management was subsequently appointed.

     The Company has had limited business operations since the early 1990's, has not generated any significant revenues and for the last three years has been primarily engaged in searching for business opportunities. Management believes that the Company has identified a significant opportunity within the Workers' Compensation industry in the State of California.

     On February 26, 2001, the Company acquired Medex Healthcare, Inc., ("Medex") a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, with Medex being considered the accounting acquirer. Medex had limited operations and was primarily engaged in making application for California State licenses to operate as a Health Care Organization for the three years prior to the acquisition. Medex is now a wholly owned subsidiary of the Company. In addition, the Company formed Workers Compensation Assistance, Inc. ("WCA"), a California corporation on August 14, 2001, which is also a wholly owned subsidiary. WCA does not have any operations to date, and the principal business of the Company is the business of Medex.

Industry Background
-------------------
     The California legislature passed Assembly Bill 110 ("AB 110" or the "bill") in July of 1993 and later deregulated the premiums paid by employers for Workers' Compensation insurance. These two events have given rise to the business of the Company.

     AB 110 was a collaboration of efforts from both employers and organizations, such as plaintiffs' attorneys who represent injured workers, in an effort to curtail employers from leaving California due to escalating Workers' Compensation costs. The bill addresses the problem of rising medical costs associated with poor quality care to the injured worker. Two of the major problems with the existing system, as identified by the legislature, were fraud and the lack of a managed care program that allowed control of the quality of medical care of an injured worker beyond thirty days. As a result, the bill created a new health care delivery body to solve the unique medical and legal issues of Workers' Compensation. These new entities are called Health Care Organizations ("HCO"). The HCOs are networks of health care professionals specializing in the treatment of workplace injuries and in back-to-work rehabilitation and training. An HCO does not waive the statutory obligation of companies to either posses workers' compensation insurance or qualify as self insured.
                                     3


     HCOs were created to appeal to employees, while providing substantial savings to employers. This is accomplished by providing high quality medical care and increasing the length of time employers are involved in the medical care provided to injured workers. The increased length in control is designed to decrease the incidence of fraudulent claims and disability awards and is also based upon the notion that if there is more control over medical treatment there will be more control over costs, and subsequently, more control over getting injured workers back on the job. This increase in control is intended to reduce claims and thereby reduce workers' compensation premiums.

     In addition, the legislature requires that employers who use HCOs give employees a choice of HCOs or managed care physicians for treatment. It is anticipated that this will increase quality and give employees a fair say in their treatment.

     Prior to the passing of the bill, premiums paid by employers were fixed by law at a rate that was only dependent upon the occupation of the workers covered under the policy. An additional measure enacted by the California legislature deregulated the premiums paid by employers. This encouraged competition for market share of the Workers' Compensation insurance business. The increased competition initially drove premiums down to levels which were not sustainable. In response, insurers have hiked insurance premiums. Drastically rising premiums are forcing employers to search for alternative Workers' Compensation programs such as the HCOs created by AB 110.

Certification Process
---------------------
     All applications for HCO certification are processed by the California Department of Industrial Relations ("DIR"). The application process is time consuming and requires descriptions of applicant's organization and planned methods of operation.

     The applicant for the HCO licence must develop a contracted network of providers for all of the necessary medical services that injured workers may need. This network must be developed to the satisfaction of the DIR. Given the wide range of medical providers needed over a large geographical area, this is a significant undertaking. The network of providers must be under contract with the HCO applicant and be willing to provide the various services in their specialty. All contracts must be approved by the DIR so as to assure the best of care will be provided to the injured worker.

     Next, the HCO applicant must develop committees of providers that will ensure the injured worker receives the best of care. This requirement includes the development of Quality Assurance, Utilization, Work Safety, Educational and Grievance committees.

     Finally, an HCO applicant must demonstrate to the DIR's satisfaction that it has the resources necessary to manage and administer a large network of providers. To establish the HCO applicant's ability to administer a network, it requires the applicant to furnish the details of its operating system to the DIR in writing.

     The Company's wholly owned subsidiary Medex received its first HCO license on October 10, 2000, for its network of primary care providers. Medex later received a second HCO license on March 15, 2001, for its network of primary and specialized care providers.

Business of the Company
-----------------------
     The principle business of the Company is that of its wholly owned subsidiary Medex. Medex is in the business of managing and administering Health Care Organizations. As mentioned previously, these HCOs are networks of medical providers established to serve the Workers' Compensation industry. The California legislature mandated that if an employer contracts services from an HCO, the injured workers must be given a choice between at least two HCOs. The Company recognized early on that two HCO certifications are necessary to be competitive. Instead of aligning with a competitor, the Company elected to go through the lengthy application process with the DIR twice and has subsequently received certification to operate two separate HCOs.

     These two licenses to operate HCOs are the most valuable assets of the Company considering the time, cost and effort it takes to obtain certification. Specifically, the Company offers the injured worker a choice of enrolling in an HCO with a network managed by primary care providers requiring a referral to specialists or a second HCO where injured workers do not need any prior authorization to be seen and treated by specialists.

     The two HCO certifications obtained by the Company cover seven counties in southern California containing over nine million workers, approximately 52% of the State's workforce. This geographical area has a multi-billion dollar annual medical and indemnity Workers' Compensation cost. The two HCO networks have contracted with over 1,300 providers, 62 hospitals, 200 pharmacies, rehabilitation centers and other ancillary services making the Company's HCOs capable of providing comprehensive medical services throughout this region. The Company is developing these networks and further extending its Workers' Compensation business into a statewide entity.

     The Company is currently in discussions with brokers of health insurance and with representatives of larger employers. Based on potential cost savings to employers and the large workforce in the seven counties where the Company is licensed, approximately nine million workers, the Company expects that a significant number of employers will sign contracts paying the Company an average of $5.50 per month per enrolled worker. Employers may pay more or less than the average of $5.50 per enrollee based upon factors such as employer history and exposure to risk; a construction company would likely pay more than a payroll service company. In addition, employers who have thousands of enrollees are more likely to get a slight discount. The Company is sensitive to the per enrollee fee and must charge sufficient per enrollee fees to cover the costs incurred by providing HCO services and to make a profit. At the same time the per enrollee fees must be competitive with other HCO pricing in order to attract employers. If the Company charges per enrollee fees that are inadequate to cover costs, then the Company may not be able to continue business operations.

     The Company does not anticipate large capital expenditures. Rather, it has contracted with many medical providers, and therefore, equipment such as x-ray machines are not paid for by the Company. The Company will have fixed costs such as liability insurance and other usual costs of running an office.

Physicians
----------
     The Company strives to select physicians known for excellence and experience in providing Workers' Compensation care. Two of the Company's founders have been active in the southern California medical community for many years, and as a result, the Company has been able to recruit physicians with superlative credentials and reputations.

     The Company has also recruited physicians and allied health workers who reflect the ethnic and cultural diversity of California, thus enabling injured workers to readily find a physician who speaks their native tongue. The Company has contracts with over 200 primary care Hispanic physicians, 100 primary care African-American physicians, and many other minority physicians. The Company believes this is a benefit for injured workers and will assist in ensuring a prompt return to the workplace. To date, the Company has contracted with approximately 2,000 physicians.

HCO Committees
--------------
     The Company has organized seven committees in compliance with AB 110 to provide the best possible care to injured workers. The following briefly describes each committee:

Quality Assurance.
------------------
As the name implies this committee is charged with the responsibility of monitoring the quality of care that the HCO providers are delivering to the employees. The Company's Quality Assurance committee consists of fifteen separate functioning entities. The ultimate oversight and responsibility for this committee is maintained by the Medical Director.

Utilization Review.
-------------------
This committee is responsible for monitoring Provider/Enrollee utilization of health care services under the plan. The activities are reflected in reports documenting examinations of procedures, provider use patterns and other matters. This committee is comprised of seven provider physicians.

Case Management.
----------------
The Case Management committee ("CMC") is charged with working with both the injured worker and the employers to coordinate return to work issues. For example, seeking light duties for an injured worker rather than allowing a protracted period of disability. The Company's ability to compress the time frame between an injured worker's first report of injury and return to work is the most critical factor in the management of Workers' Compensation care. The number of work days the employee misses due to disability translates into great costs to the employer, through medical costs, loss of productivity, the need to hire temporary help and disability insurance indemnity payments. The case worker will become an intermediary between the physician, employer and employee by coordinating the return of the worker to a position he or she is capable of carrying out while recovering.

Work Safety.
------------
The Company believes that the best method to treat work related injuries is to prevent them from occurring. This committee is a workplace safety conditions and health committee that makes suggestions for ways to improve workplace conditions and to promote healthy habits. This committee seeks to promote safety and health by providing training workers and employers in methods of avoiding work place injuries. For instance, training may include safe methods to lift heavy objects, proper use of safety equipment and safe operation of machinery. In addition, if agreeable to employer and employee, the Company can provide drug and alcohol testing to attempt to mitigate injuries that may be caused by these problems. Furthermore, the Company may provide anonymous referral service for drug and alcohol treatment services.

Grievance.
----------
This committee informs employees upon enrollment and annually thereafter of procedures for processing and resolving grievances. This includes the location and telephone number where grievances may be submitted and where complaint forms are available to employees. The Company establishes procedures for continuously reviewing the quality of care, performance of medical personnel and utilization of services to prevent causes for complaint.

Provider Licensing & Performance Review.
----------------------------------------
Contracting with a high quality professional staff is critical in creating a Workers' Compensation health care delivery system because in Workers' Compensation the physician performs additional unique tasks. A Workers' Compensation physician must understand the requirements of a patient's job to make informed return-to-work recommendations and the physician needs to know how to make impairment ratings and be willing to testify in disputed cases. In addition, the physician must be a healer and patient's advocate. These additional demands make it necessary to use different criteria to select Workers' Compensation physicians. The Company monitors the performance of network physicians. Physicians who produce high quality, cost effective health care are provided with more patients, while physicians who do not are eliminated from the network.

Physicians' Continuing Education.
---------------------------------
Physicians are trained in the latest theories and techniques in treating workplace injuries. Protocols and treatment plan suggestions are distributed to providers on the basis of results of outcome studies as established by the State of California's Division of Workers' Compensation, the Medical Disability Advisor and through the State of California's Industrial Medical Protocols as they are published.

Hospitals
---------
     The Company has been successful in creating relationships with some of the premier medical centers of Southern California. The relationships established with medical centers are not for access or service as they provide access and service to all. Rather, these relationships are maintained by the Company to provide discounted service to the Company's HCO enrollees. Among the major hospitals the Company has developed relationships with UCLA Medical Center, Cedars-Sinai Medical Center, USC Medical Center and UC San Diego Medical Center. The Company believes the name recognition of these institutions will aid the Company in competing for business.

Ancillary Services
------------------
     The Company has contracted a full range of ancillary services to cover all requirements of the California Department of Corporations and Department of Industrial Relations. This includes interpreter services, ambulances, physical therapy, occupational therapy, pharmacies and much more. The ancillary services are vital to ensure there is a complete network capable of independently providing all care that may be necessary.

Competition
-----------
     Although the Company is one of the first commercial enterprises capable of offering HCO services, there are new companies that are currently setting up similar services as those being offered by the Company. Many of these competitors may have greater financial, research and marketing experience and resources than the Company, and will represent substantial long-term competition. In California there are currently fifteen (15) certified health care organization licenses (two of which belong to the Company) issued to approximately seven companies. This translates into approximately six direct competitors, with Comp Partners being the largest.

     The Company plans to gain a competitive advantage by marketing itself as a legal medical organization not just a medical company. In fact the Company's CEO and Medical Director are both attorneys. In addition, the Company is the only HCO that owns a network of providers as opposed to leasing a network. The Company believes this is advantageous because they can market a direct relationship with providers rather than relying on third party relationships.

Employees
---------
     The Company, through its subsidiary, currently has five full time employees and ten part-time employees. In addition, the officers and directors work on a part time, as needed, basis with no commitment for full time employment. Over the next twelve months, the Company anticipates hiring an additional six full time and three part time employees as needed and as revenues and operations warrant the additional employees.


Reports to Security Holders
---------------------------
     Approximately sixty days after the filing of this registration statement on Form 10-SB, the Company became subject to the reporting requirements of the Securities Exchange Act of 1934. The Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC") in accordance with these reporting requirements. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company will be an electronic filer and the SEC maintains an Internet site that will contain reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Item 2:   Managements Discussion & Analysis

     Liquidity and Capital Resources
     -------------------------------
     The Company has limited liquidity and capital resources and it's financial statements have been issued with a going concern opinion. As such, the Company does not currently possess a financial institution source of financing and the Company cannot be certain that it's existing sources of cash will be adequate to meet its liquidity requirements. The management of the Company, however, is undertaking the following approach to meet its liquidity requirements:

     (a) When possible, the Company will seek to continue converting certain outstanding loans and payables into common stock in order to reduce future cash obligations;

     (b) Management of the Company's primary operating subsidiary, has developed a sales and marketing plan for 2003 that, if successful, may generate sufficient cash flow to sustain and grow subsidiary operations and, possibly, create excess cash flow for corporate administrative expenses;

     (c) Management is identifying prospective acquisition targets with sufficient cash flow to fund subsidiary operations, as well as potentially generating operating cash flow that may sustain corporate administrative expenses.

     The Company's future capital requirements will depend on its ability to successfully implement these initiatives and other factors, including
(i) the ability of the Company to maintain its existing customer base and to expand its customer base, and (ii) overall financial market conditions where the Company might seek potential investors.

     The most significant of the actions taken by management occurred as a subsequent event to the June 30, 2002 audited financial statements when the Company negotiated to convert debt in the amount of $345,982 to equity.
As of June 30, 2002, the Company had cash on hand of $166,902 compared to $164,136 at the December 31, 2001 year end. Because of the conversion of debt to equity, management believes that cash on hand and anticipated revenues will be sufficient to cover operating costs over the next twelve months. Therefore, the Company does not anticipate needing to find other sources of capital at this time. If the Company's revenues, however, are less than anticipated the Company will need to find other sources of capital to continue operations. The Company would then seek additional capital in the form of debt and/or equity. While the Company believes that it is capable of raising additional capital, there is no assurance that the Company will be successful in locating other sources of capital on favorable terms or at all.

Results of Operations
---------------------
     The first revenues were realized by the Company in January of 2002 in the amount of approximately $12,000 and increased steadily to approximately $68,000 per month by August of 2002. From January 1, 2002 through the six months ending June 30, 2002 the Company generated revenues in the amount of $226,026 from approximately 10 different employers with about 13,000 enrollees. There was a net profit derived from revenue of $29,134 from January 1, 2002 through June 30, 2002. The same period of the prior year from January 1, 2001 through June 30, 2001 resulted in a substantial loss for the Company. The Company's management has attributed the significant change from net loss to net profit to the fact that the Company put its business in place and began generating revenue in January of 2002. For the year ended December 31, 2000 the Company had no revenues and limited operations resulting in a net loss of approximately ($14,042) compared to a loss of approximately ($223,830) for the fiscal year ended December 31, 2001. The significant increase in the net loss from 2000 to 2001 is due to the Company's increased operations which primarily consisted of its search for and implementation of new business opportunities. Now that the Company has put a business plan in place and has begun to generate revenue it expects to be able to continue to be profitable and to report a net profit for fiscal 2002.

Plan of Operations
------------------
     As mentioned previously, the business of the Company is that of its wholly owned subsidiary Medex. Over the next twelve months the Company plans to focus its efforts on increasing enrollment in the Medex HCOs throughout southern California. The Company is currently in discussions with approximately 40 businesses and has distributed marketing packets to approximately 100 potential customers. The Company plans to begin ramping up efforts to enroll employers in other areas of California in the fourth quarter of fiscal 2003. The Company will maintain and continue to establish relationships with doctors, nurses and other ancillary services who have experience in the workers' compensation industry. These relationships are vital to the success of the Company as these people and services will help up keep costs down by ensuring proper care.

     It is anticipated by management of the Company that revenues and enrollment will continue to increase at a rate similar to the last six months for the next twelve months. Due to escalating workers' compensation costs and the Company's ability to control and reduce this cost, management believes that as much as 10% of Southern California employers may contract the services of an HCO by December of 2003 resulting in approximately 1,000,000 employees being enrolled in an HCO. Assuming the Company is able to contract 6.5% of this HCO business at $5.50 per enrollee, the Company anticipates possible revenues of approximately $350,000 per month by the end of fiscal 2003. Costs and expenses are anticipated to proportionately increase in connection with any increases in revenues and the profit margin should remain at approximately the same level. The Company plans to hire additional employees as they are needed to meet any increase in enrollment.

Item 3:         Description of Property

Property & Facilities
---------------------
     The Company's president has allowed the Company to utilize approximately 300 square feet of his office space at no charge. The Company anticipates using this space on the same terms for the next twelve months. The executive offices are located at Newport Beach, California. The Company's also leases office space in Long Beach, California through its wholly owned subsidiary Medex, where approximately 1,200 square feet are leased for $2,000 per month. This lease expires in April of 2004 and can be renewed at the option of the Company. The Company anticipates needing an additional 2,000 square feet of office space in Long Beach, California, over the next twelve months. The Company believes that it will have no trouble securing additional office space at rates comparable to what it currently pays. The Company does not own or lease any other property.

Item 4.   Security Ownership of Certain Beneficial Owners and Management

     The term "beneficial owner" refers to both the power of investment and the right to buy and sell shares of PHCO. It also refers to rights of ownership or the right to receive distributions from PHCO and proceeds from the sale of PHCO shares. Since these rights may be held or shared by more than one person, each person who has a beneficial ownership interest in shares is deemed to be the beneficial owners of the same shares because there is shared power of investment or shared rights of ownership.


Type of                                           Amount & Nature of
Security  Name and Address                        Beneficial Ownership  % of Class
--------  -------------------------------------   --------------------  ----------
Common    Tom Kubota (1) (2)                      2,123,972             13.78%
          51 Harbor Ridge Drive
          Newport Beach, CA 92260

Common    Nanko Investments (2)                   1,702,305             11.050%
          51 Harbor Ridge Drive
          Newport Beach, CA 92260

Common    Rudy LaRusso (1)                          300,000               1.95%
          218 Homewood Road
          Los Angeles, CA 90049

Common    Peter G. Alexakis (1)                   1,083,333               7.03%
          2001 Santa Monica Blvd Suite 1190W
          Santa Monica, CA  90404

Common    Tom Roush                               1,083,333               7.03%
          20457 Kesley St
          Canyon Country, CA  91351

Common    Marvin Teitelbaum                       1,083,333               7.03%
          354 Homewood Road
          Los Angeles, CA  90049

                                          11


Common    William Rifkin                          1,083,333               7.03%
          11820 Mayfield Ave #106
          Brentwood, CA  90049

Common    Janet Zand                              1,083,333               7.03%
          1505 Rockcliff Road
          Austin, TX  78796

Common    Donald P. Balzano                       1,083,335               7.03%
          5422 Michelle Drive
          Torrance, CA  90503

Common    Manfred Heeb                            1,445,982               9.38%
          Meierhofstr Point 121
          Treisen, Liechtenstein Fl-9495

Common    Amafin Trust                            1,500,000               9.73%
          Meierhofstr Point 121
          Treisen, Liechtenstein Fl-9495

Common    Eurifa Anstalt                            900,000               5.84%
          Meierhofstr Point 121
          Treisen, Liechtenstein Fl-9495

Common    Auric Stiftung                          1,500,000               9.73%
          PO Box 83
          Aeulestrasse 5
          Vaduz, Liechtenstein Fl-9490

------------------------------------------------------------------------------------

All officers and directors                        3,507,305             22.76%
as a group (3 persons)

====================================================================================

Total Beneficial Ownership                        14,269,954            92.61%

------------------------------------------------------------------------------------

     (1) Officers and/or directors of PHCO.
     (2) Tom Kubota is the president of Nanko Investments, Inc., and might be considered to be a beneficial owner of shares held by Nanko Investments, Inc. Therefore, shares that are registered in the name of Nanko
Investment, Inc., are counted as shares owned by Tom Kubota.

Change in Control
-----------------
     To the knowledge of the management, there are no present arrangements or pledges of the Company's securities that may result in a change in control of the Company.

Item 5.   Directors, Executive Officers, Promoters and Control  Persons.

     The following table sets forth the Company's directors, executive officers, promoters and control persons, their ages, and all offices and positions held within PHCO. Directors are elected for a period of one year and thereafter serve until their successor is duly elected by the stockholders and qualified. Officers and other employees serve at the will of the Board of Directors.


Name             Age     Position                 Management Since
--------------   ----    ---------------------    --------------------
Tom Kubota       62      President, Director      September 2000


Rudy LaRusso     64      Secretary, Director      September 2000

Peter Alexakis   68      Director                 February 2001

     The following sets forth certain biographical information relating to the Company's Officers and Directors:

     Tom Kubota, age 62. Mr. Kubota has thirty years of experience in the investment banking, securities and corporate finance field. He held the position of Vice President at Drexel Burnham Lambert; at Stem, Frank, Meyer and Fox; and at Cantor Fitzgerald. Mr. Kubota is the president of Nanko Corporation, which specializes in capital formation services for high technology and natural resources companies. He has expertise in counseling emerging public companies and has previously served as a director of both private and public companies. For the last five years, Mr. Kubota has been primarily engaged in running his consulting firm Nanko Investments, Inc.

     Rudy La Russo, age 64. Mr. La Russo graduated from Dartmouth College where he was awarded the Rafer Johnson Award, an annual award presented to a top scholar-athlete. He also attended the Amos Tuck Business School. He served as Vice President of Chanco Medical Industries and subsequently the CEO of Carex International Inc., an operator of convalescent hospitals.
For the last five years he has primarily served as President of La Russo & Assoc., Inc., where he directs his consulting firm in investment advice for professional athletes and development stage companies.

     Peter G. Alexakis, M.D., age 68. Dr. Alexakis attended pre-medical school at the University of California at Los Angeles from 1951 to 1954 after which he went on to Medical School at the University of California at San Francisco graduating in 1957. Dr. Alexakis did an internship and residency at the Veterans Administration Hospital from 1958 to 1961. He received board certification in 1962 and 1965 and is a member of the American Medical Association and the American Academy of Orthopaedic Surgeons. From 1963 to the present Dr. Alexakis has been an assistant clinical professor of orthopaedic surgery at the UCLA School of Medicine. Although Dr. Alexakis helped to found Medex Healthcare, Inc.,in 1994, in the past five years his primary business activities have been practicing medicine.

Key Employees/Advisors
----------------------
     Donald P Balzano. CEO of Medex Healthcare, Inc. (wholly owned subsidiary of the Company). Mr. Balzano is a graduate of the UCLA School of Law and is a member of the State Bar of California. From 1979 through 1990 he was the president of Western Medical Review and Care Resources, Inc. From 1990 through 1995 he founded Balzano & Associates which focused on medical and legal delivery systems for workers' compensation programs and he held the position of vice president and general counsel for Keenan & Associates where he was responsible for corporate legal activity and for creation of a workers' compensation defense attorney and managed medical care program. From 1996-2001 Mr. Balzano served as the president and CEO of Priority CompNet, a California workers' compensation health care organization. Mr. Balzano has been with the Company since 2001. He has brought a unique combination of legal and medical expertise to the Company.

Involvement in Legal Proceedings
--------------------------------
     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgement or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (i) acting as a future commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, of engaging in or continuing any conduct or practice in connection with such activity;

          (ii) engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgement, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated;

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6.   Executive Compensation.

     The following chart sets forth the compensation paid by the Company to each Officer and Director and its other most highly compensated executive officers whose total salary and bonus exceeded $100,000.00 for the last two fiscal years, and the planned compensation during the remainder of the current fiscal year. No officer or director had a salary and bonus during the fiscal years ended December 31, 2001 or 2000 that exceeded $100,000.00 for services rendered in all capacities to the Company.

                              SUMMARY COMPENSATION TABLE

                                                          Long Term      Compensation
                                                    Awards           Payouts
                                             Other   Restr                        All
Name                                        Annual   icted                      Other
and Principal                    Bonus      Compen   Stock  Options     LTIP   Compen
Position        Year    Salary    $         sation  Awards    /SARs   Payout   sation
Tom Kubota       2002      -0-     -0-         -0-     -0-      -0-      -0-      -0-
President        2001      -0-  23,000   35,000(1)   1,754      -0-      -0-      -0-
Director         2000      -0-     -0-         -0-     -0-      -0-      -0-      -0-

Rudy LaRusso     2002      -0-     -0-         -0-     -0-      -0-      -0-      -0-
Secretary        2001      -0-     -0-         -0-     330      -0-      -0-      -0-
Director         2000      -0-     -0-         -0-     -0-      -0-      -0-      -0-

Peter Alexakis   2002      -0-     -0-         -0-     -0-      -0-      -0-      -0-
Director         2001      -0-     -0-         -0-     -0-      -0-      -0-      -0-
                 2000      -0-     -0-         -0-     -0-      -0-      -0-      -0-

Donald Balzono   2002  104,000     -0-         -0-     -0-      -0-      -0-      -0-
CEO of Company   2001      -0-     -0-         -0-     -0-      -0-      -0-      -0-
Subsidiary Medex 2000      -0-     -0-         -0-     -0-      -0-      -0-      -0-

(1) Tom Kubota provided consulting services to the Company through Nanko Investments, Inc., his private consulting business. This amount represents funds paid by the Company to Nanko Investments, Inc. These services were provided on terms at least as favorable as could have been negotiated with an independent third party.

     No other compensation has been paid directly or accrued to any other officer or director of the Company to date. The Company has no policy for compensating its directors for attendance at Board of Directors meetings or for other services as directors.

     Compensation of officers and directors is determined by the Company's Board of Directors and is not subject to shareholder approval. The Company has no retirement, pension, or benefit plan at the present time, however, the Board of Directors may adopt plans as it deems to be reasonable under the circumstances.

Employment Contracts and Termination of Employment and Change in Control Arrangement
------------------------------------------------------------------------
     The Company has no employment agreements with its employees or executive officers. In the past three years no executive officer has received any amounts in connection with an executive officer's resignation, retirement, or other termination. No executive officer received any amounts in the last three years in connection with a change in control of the Company or a change in the executive officer's responsibilities after a change in control.

Item 7.   Certain Relationships and Related Transactions.

     As previously mentioned, the Company's president and director has allowed the Company to utilize approximately 300 square feet of office space at no charge. The Company anticipates using this space on the same terms for the next twelve months.

     The Company does not anticipate engaging in any additional significant
dealings with affiliates.   If, however, there are dealings with related
parties in the future, the Company will attempt to deal on terms competitive in the market and on the same terms that either party would deal with a third person.

Item 8.   Description of Securities

Description of Common Stock.
----------------------------
     The Company is presently authorized to issue 50,000,000 shares of $.001 par value common stock and currently has approximately 15,408,982 shares issued and outstanding as of December 31, 2002. The Company has reserved from its authorized but unissued shares a sufficient number of shares of common stock for issuance of the common stock underlying warrants and options of the Company.

     The holders of common stock are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote.

Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. The former Medex Healthcare, Inc. (a wholly owned subsidiary of the Company) shareholders, consisting of five individuals, have entered into a Voting Trust Agreement which limits their common stock voting rights from February of 2001 through February of 2004. This Voting Trust Agreement restricts the former Medex Healthcare, Inc., shareholders to electing one director.

Warrants
--------
     The Company currently has issued approximately 807,964 warrants ("Warrants") comprised of 408,982 A Warrants and 408,982 B Warrants. Each A Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $3.00 per share for a period through August of 2006. Each B Warrant represents the right to purchase one share of restricted common stock of the Company at an exercise price of $6.00 per share also for a period through August of 2006. The exercise price and the number of shares issuable upon exercise of the Warrants are subject to adjustment in certain events such as a dividend on shares of common stock, subdivisions or combinations of the common stock or similar events. The Warrants do not contain provisions protecting against dilution resulting from the issuance or sale of additional shares of common stock for less than the exercise price of the Warrants or the current market price of the Company's securities.

     Holders of Warrants may exercise their Warrants for the purchase of shares of restricted common stock of the Company only if the purchase of such shares is exempt from federal registration requirements and qualified for sale, or deemed to be exempt from qualification, under applicable state securities law. Although the Company believes that exercise of Warrants will be exempt from federal registration requirements pursuant to Rule 506 of Regulation D, there is no assurance that valid state qualification/exemption will be available for such exercise, particularly if warrant holders reside in states where the Warrants were not initially offered and sold by the Company. In such event, warrant holders would have no opportunity to exercise the Warrants.

     Furthermore, the outstanding Warrants are redeemable or callable, in whole or in part, at the option of the Company, upon not fewer than 30 days notice, at a redemption price equal to $0.01 per Warrant at any time. Although the Company would not normally do so, in the event it calls for redemption of the Warrants at a time when exercise is not possible or is impractical, warrant holders would be compelled to accept the nominal redemption price of $0.01 per warrant. If exercise of the Warrants is qualified or exempt from qualification, and the Company should call for redemption, warrant holders would have a minimum of 30 days in which to decide whether to exercise their Warrants, after which they would have to accept the redemption price.

     Holders of Warrants will be entitled to notice in the event of (a) the granting by the Company to all holders of its common stock of rights to purchase any share of capital stock or any other rights or (b) any reclassification of the common stock, any consolidation of the Company with, or merger of the Company into any other entity or merger of any other entity into the Company (other than a merger that does not result in any reclassification, conversion, exchange or cancellation of any outstanding share of common stock), or any sale or transfer of all or substantially all of the assets of the Company.

     Except as described above, the holders of the Warrants have no rights as stockholders of the Company, including the right to vote, until they exercise their Warrants.

Description of Stock Options.
-----------------------------
     The Board of Directors of the Company have adopted the PHCO 2002 Stock Option Plan (the "Plan") allowing the Company to offer key employees, officers, directors, consultants and sales representatives, an opportunity to acquire a proprietary interest in the Company. The various types of incentive awards which may be provided under the Stock Option Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its business.
To date the Company has issued approximately 85,000 options pursuant to the Plan. The total number of shares reserved and available for distribution under the Plan is 1,000,000 shares. These shares underlie the options issued by the Company pursuant to the Plan. The option holders will not be protected against dilution if the Company issues additional shares in the future. Neither the options, nor the shares underlying the option have preemptive rights.

     In the case of any reclassification, change, consolidation, merger, sale or conveyance of our shares to another corporation, the Company will make adequate provision whereby the registered holder of any outstanding option will have the right thereafter to receive an exercise of the options immediately prior to the reclassification, change, consolidation, merger, sale or conveyance of the Company shares.

     Other provisions of the options are set forth below. This information is subject to the provisions of the Plan and the Stock Option Certificates representing the options. The following information is a summary of the PHCO 2002 Stock Option Plan and is qualified by reference to the plan.

     1. The shares underlying the Options offered pursuant to the Plan are subject to the same rights and restrictions as other shares.

     2.   Once an option is granted, it may not be called by the Company.

     3. The options may not be sold prior to six months from the date of the grant of the related award without our prior approval.

     4. Unless exercised within the time provided for exercise, the options will automatically expire.

     5. The exercise price per share purchasable under a stock option shall be determined by the Committee at the time of grant and may not be less that 100% of Fair Market Value of the shares, provided however, that the exercise price of an Incentive Stock Option granted to a 10% Stockholder shall not be less than 110% of the Fair Market Value of the shares.

     6. There is no minimum number of shares which must be purchased upon exercise of the option.

     7. The option holders, in certain instances, are protected against dilution of their interest represented by the underlying shares upon the occurrence of stock dividends, stock splits, reclassifications and mergers.

Transfer Agent.
---------------
     The Company's transfer agent and registrar is Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 89119, phone number 702-361-3033.

                                  PART II

Item 1. Market Price of and Dividends on Registrants Common Equity and Other Shareholder Matters.

     The Company's shares are currently traded on the Pink Sheets under the symbol "PHCO". The Company plans to apply for a listing on the Over-the-Counter Bulletin Board ("OTCBB") in the next twelve months. The Company currently has 15,408,982 shares outstanding held by approximately 1,081 shareholders. The following table shows the historical bid and ask price data for PHCO:


                                          BID PRICES         ASK PRICES
                                        HIGH      LOW       HIGH      LOW
2000
July 3 thru September 29                 .02       .005      .05       .03
October 2 thru October 11                .02       .02       .05       .05
Fourth Quarter ended Dec. 29             .75       .50      3         2
(After a 1 for 75 Reverse Split)

2001
First Quarter ended March 30            1.50       .75      2         1.25
Second Quarter ended June 29            2         1.50      2.25      1.075
Third Quarter ended Sept. 28            2         1.75      2.25      2.25
Fourth Quarter ended Dec. 31            1.75       .45      2.25      1

2002
First Quarter ended March 28             .45       .45      1.01      1.01
Second Quarter ended June 28             .45       .15      1.15      1.01


The above quotations, as provided by the Pink Sheets, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

Approximately 902,964 of the Company's unissued common shares are subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Company. Of the 15,408,982 outstanding shares of common stock approximately 14,499,527 are restricted common shares of the Company and approximately 154,090 shares are eligible for resale pursuant to Rule 144 every 90 days. The Company has no agreements to register shares on behalf of shareholders currently holding unregistered securities. The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividend is subject to limitations imposed by Utah law. Under Utah law, dividends may be paid to the extent that the corporation's assets exceed it liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.   Legal Proceedings.

  To the knowledge of management, there is no material litigation or governmental agency proceeding pending or threatened against the Company or its management. Further, the Company is not aware of any material pending or threatened litigation or governmental agency proceeding to which the Company or any of its directors, officers or affiliates are or would be a party.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None.


Item 4.   Recent Sales of Unregistered Securities.

  On or about September 28, 2000, the Company issued 426,667 restricted common shares to Tom Kubota. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received $32,000 cash for the shares.

  On or about January 30, 2001, the Company issued 700,000 common shares to Mid-Mountain Investments, LLC. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D of the Securities Act of 1933. The Company received $25,000 cash for the shares.

  On or about April 5, 2001, the Company issued 50,000 restricted common shares to Ronald L. Poulton in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

  On or about April 5, 2001, the Company issued 1,754,305 restricted common shares to Nanko Investments, Inc., in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

  On or about April 5, 2001, the Company issued 330,000 restricted common shares to Rudy LaRusso in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

  On or about April 5, 2001, the Company issued 6,500,000 restricted common shares to five persons in a share for share exchange pursuant to a reorganization agreement. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

  On or about April 30, 2001, the Company issued 63,000 restricted common shares, A Warrants to purchase an additional 63,000 restricted common shares and B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering. The shares were not publicly offered. The shares and warrants were issued pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. The Company received approximately $63,000 cash for the shares.

  In August of 2002, the Company issued approximately 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted common shares and B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company converted outstanding debt in the amount of $345,982 in exchange for the shares and warrants.

  In August of 2002, the Company granted options to purchase approximately 85,000 restricted common shares of the Company to four employees. 50% of the options vested upon grant, 25% will vest on the first annual anniversary of the grant date and the remaining 25% will vest on the second annual anniversary of the grant date. The exercise price of the options is $0.05 and they expire five years from the grant date.

  In October of 2002, the Company issued approximately 4,500,000 restricted common shares to four entities in exchange for services. The shares were not publicly offered. The shares were issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. The Company received no cash for the shares.

Item 5.   Indemnification of Directors and Officers

  The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

  The Company's Articles of Incorporation and Bylaws limit liability of and indemnify its Officers and Directors to the full extent permitted by the Utah Revised Business Corporation Act ("Utah Act").

  Under the Utah Act, a Utah corporation has the authority to indemnify officers and directors:

  (1) Except as provided in Subsection (4), a corporation may indemnify an individual made party to a proceeding because he is or was a director, against liability incurred in the proceeding if:

          (a) his conduct was in good faith; and

          (b) he reasonably believed that his conduct was in, or not opposed to, the corporation's best interests; and

          (c) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

  (2) A director's conduct with respect to any employee benefit plan for a purpose he reasonably believed to be in or not opposed to the interests of the participants in and beneficiaries of the plan is conduct that satisfies the requirement of Subsection (1)(b).

  (3) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this section.

  (4) A corporation may not indemnify a director under this section:

          (a) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

          (b) in connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in his official capacity, in which proceeding he was adjudged liable on the basis that he derived an improper personal benefit.

  (5) Indemnification permitted under this section in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

  In accordance with the Utah Act indemnification may also be provided as follows:

  (1) an officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, in each case to the extent as a director.

  (2) the corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the corporation to the same extent as to a director; and

  (3) a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent, if not inconsistent with public policy, and if provided for by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

                                  PART F/S

                   [THIS SPACE INTENTIONALLY LEFT BLANK]

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                        Audited Financial Statements
                             (In U.S. Dollars)

                             June 30, 2002 and
                             December 31, 2001

                       Bierwolf, Nilson & Associates
A Partnership           Certified Public Accountants              Nephi J.
of Professional           1453 South Major Street             Bierwolf, CPA
Corporations             Salt Lake City, Utah 84115        Troy Nilson, CPA
___________________________________________________________________________

                        Independent Auditor's Report
                       -----------------------------

To the Board of Directors
Medex Healthcare, Inc.
Successor to Pacific Health Care Organization, Inc.

We have audited the accompanying balance sheet of Medex Healthcare, Inc., as of June 30, 2002 and December 31, 2001, and the related statements of income, retained earnings, cash flows for the period and the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Medex Healthcare, Inc., as of June 30, 2002 and December 31, 2001, and the results of its operations and its cash flows for the period and the year then ended, in conformity with generally accepted accounting principles, in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has an accumulated deficit and a negative net worth at June 30, 2002. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ Bierwolf, Nilson & Associates
Bierwolf, Nilson & Associates
Salt Lake City, Utah
March 12, 2003


                                     24

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                               Balance Sheet

                                                         June      December
                                                     30, 2002      31, 2001
                                                 ------------  ------------
                                   Assets

Current Assets
--------------

 Cash                                           $    168,787  $    164,136
 Accounts Receivable                                  21,822         -
 Prepaid Expenses                                      3,087         6,174
                                                 ------------  ------------
   Total Current Assets                              193,696       170,310

Property & Equipment
--------------------

 Computer Equipment                                   37,075        17,201
 Furniture & Fixtures                                  7,082         4,559
                                                 ------------  ------------
   Total Property & Equipment                         44,157        21,760

   Less: Accumulated Depreciation                     (6,499)       (2,209)
                                                 ------------  ------------
   Net Property & Equipment                           37,658        19,551
                                                 ------------  ------------
   Total Assets                                 $    231,354  $    189,861
                                                 ============  ============



                                 Continued
                                     25



                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                               Balance Sheet

                                                         June      December
                                                     30, 2002      31, 2001
                                                 ------------  ------------

                     Liabilities & Stockholders' Equity

Current Liabilities
-------------------
 Accounts Payable & Accrued Expenses            $     10,474  $      -
 Note Payable - Shareholder (Note 8)                 345,982       345,982
                                                 ------------  ------------
   Total Current Liabilities                         356,456       345,982

Stockholders' Equity
--------------------
 Common Stock; 50,000,000 Shares
  Authorized at $0.001 Par Value;
  10,063,000 Shares Issued and
  Outstanding, Retroactively Restated                 10,063        10,063
 Additional Paid In Capital                           86,636        83,336
 Additional Paid In Capital - Warrants                18,900        18,900
 Accumulated (Deficit)                              (240,701)     (268,420)
                                                 ------------  ------------
   Total Stockholders' Equity                       (125,102)     (156,121)
                                                 ------------  ------------
   Total Liabilities & Stockholders' Equity     $    231,354  $    189,861
                                                 ============  ============




 The accompanying notes are an integral part of these financial statements.
                                     26


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                          Statement of Operations

                                                      June       December
                                                   30, 2002      31, 2001
                                                 ------------  ------------

Revenues                                        $    222,026  $      -
--------                                         ------------  ------------
Cost of Goods Sold                                     -             -
------------------                               ------------  ------------
  Gross Profit                                       222,026         -

Expenses
--------
 General & Administrative                             46,861        36,892
 Depreciation                                          4,290         2,209
 Salaries & Wages                                     21,032        12,928
 Professional & Consulting Fees                      122,261       137,195
 Legal Fees                                              309        40,405
                                                 ------------  ------------
   Total Expenses                                    194,753       229,629
                                                 ------------  ------------
   Income (Loss) From Operations                      27,273      (229,629)

Other Income (Expenses)
-----------------------

 Interest Income                                         446         5,799
                                                 ------------  ------------
   Total Other Income (Expenses)                         446         5,799
                                                 ------------  ------------
   Income (Loss) Before Taxes                         27,719      (223,830)

   Tax Expense                                         -             -
                                                 ------------  ------------
   Net Income (Loss)                            $     27,719  $   (223,830)
                                                 ============  ============

   Income (Loss) Per Share
   Basic                                        $       .003  $      (.024)
   Diluted                                              .003         (.024)

   Weighted Average Shares Outstanding
   Basic                                          10,063,000     9,508,424
   Diluted                                        10,189,000     9,508,424



 The accompanying notes are an integral part of these financial statements.
                                     27


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                     Statement of Stockholders' Equity
                   From November 1, 2000 to June 30, 2002

                                        Common Stock       Paid In  Accumulated
                                       Shares    Amount    Capital      Deficit
                                   ---------------------------------------------
Balance, November 1, 2000           7,865,695  $  7,866  $  36,299  $   (30,548)

Net Loss for Period
November 1, through
December 31, 2000                                                       (14,042)
                                   ---------------------------------------------
Balance, December 31, 2000          7,865,695     7,866     36,299      (44,590)

Shares Issued for Services
at $0.001 Per Share,
Retroactively Restated              2,134,305     2,134

Shares Issued for Cash at
$.70 Per Share, Retroactively
Restated                               63,000        63     44,037

Stock Warrants, A & B at
$0.10 & $0.20 Respectively,
Retroactively Restated                                      18,900

Contributed Capital,
Retroactively Restated                                       3,000

Net Loss for Year Ended
December 31, 2001                                                      (223,830)
                                   ---------------------------------------------
Balance, December 31, 2001         10,063,000    10,063    102,236     (268,420)

Contributed Capital                                          3,300

Net Profit for Period Ended
June 30, 2002                                                            27,719
                                   ---------------------------------------------
Balance, June 30, 2002             10,063,000  $ 10,063  $ 105,536  $  (240,701)
                                   =============================================


 The accompanying notes are an integral part of these financial statements.
                                     28


                           Medex Healthcare, Inc.
               Successor to Pacific Health Care Organization
                          Statement of Cash Flows
              For the Period January 1, 2002 to June 30, 2002
                    and the Year Ended December 31, 2001

                                                       2002         2001
                                                   -----------  -----------
Cash Flows from Operating Activities
------------------------------------
 Net Income (Loss)                                 $   27,719  $  (223,830)
 Adjustments to Reconcile Net Income to Net Cash:
  Contributed Services                                  3,300        3,000
  Depreciation                                          4,290        2,209
  Shares Issued for Services                             -           2,134
 Changes in Operating Assets & Liabilities:
  (Increase) Decrease  in Prepaid Expenses              3,087       (6,174)
  (Increase) Decrease in Accounts Receivable          (21,822)        -
  Increase (Decrease) in Accounts Payable               7,829         -
  Increase (Decrease) in Accrued Expenses               2,645         -
                                                   -----------  -----------
   Net Cash Provided by Operating Activities           27,048     (222,661)

Cash Flows from Investing Activities
------------------------------------
 Purchase of Computer Equipment                       (19,874)     (17,201)
 Purchase of Furniture & Fixtures                      (2,522)      (4,559)
                                                   -----------  -----------
   Net Cash Used by Investing Activities              (22,396)     (21,760)

Cash Flows from Financing Activities
------------------------------------
 Proceeds from Sale of Warrants                          -          18,900
 Proceeds from Issuance of Stock                         -          44,100
                                                   -----------  -----------
   Net Cash Provided by Financing Activities             -          63,000
                                                   -----------  -----------
   Increase (Decrease) in Cash                          4,652     (181,421)

   Cash at Beginning of Period                        164,136      345,557
                                                   -----------  -----------
   Cash at End of Period                           $  168,787  $   164,136
                                                   ===========  ===========
Supplemental Cash Flow Information
----------------------------------
 Interest                                          $     -     $      -
 Taxes                                                   -            -



 The accompanying notes are an integral part of these financial statements.
                                     29



                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 1 - Corporate History
--------------------------
Pacific Health Care Organization, Inc., was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. On September 25, 2000, the Company changed its name to Pacific Health Care Organization, Inc. On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, and therefore Medex was considered the accounting acquirer. The financial statements, contained herein, are those of Medex Healthcare, Inc., for all periods presented.

NOTE 2 - Significant Accounting Policies
----------------------------------------
A.   The Company uses the accrual method of accounting.
B. Revenue Recognition: The Company recognizes revenue once it is realizable and earned. Revenue from sales of services and related cost of services sold are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable and collectibility is reasonably assured.
C.   The Company considers all short term, highly liquid investments that are
     readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets for the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.
F.   Estimates:   The preparation of the financial statements in conformity
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
G. Consolidation Policies: The accompanying consolidated financial statements include the accounts of the company and its majority - owned subsidiaries. Intercompany transactions and balance have been eliminated in consolidation.


                                 Continued
                                     30

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 3  - New Technical Pronouncements
--------------------------------------
In June 2001, SFAS No. 141, "Business Combinations" was issued to be used in combinations after June 30, 2001. It is anticipated that SFAS No. 141, will have no effect upon the Company's financial statements.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued for fiscal years beginning after December 31, 2001. Adoption of SFAS 142 did not have an impact on the Company's financial statements.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued for fiscal years beginning after June 15, 2001. The Company has elected to adopt SFAS No. 143, effective with the fiscal year ended December 31, 2002. It is anticipated that SFAS 143, will have little or no effect upon the Company's financial statements.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued for fiscal years beginning after December 15, 2001. The Company has elected to adopt SFAS No. 144, effective with the fiscal year ended December 31, 2002. It is anticipated that SFAS 14, will have little or no effect upon the Company's financial statements.

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" was issued for fiscal years beginning on or after May 15, 2002. Adoption of SFAS 145 did not have an impact on the Company's financial statements.

NOTE 4  - Related Party
-----------------------
During 2002 and 2001, the Company's President allowed the Company to utilize office space at his personal residence. The President's Secretary uses this space on a daily basis. In accordance with SFAS 57, "Related Party Disclosures", the fair market value of the office space has been charged to general expenses with a corresponding entry to contributed capital. The fair market value of the office space was determined to be $250 per month, resulting in a total capital contribution of $1,500 and $3,000 for the periods ending June 30, 2002 and December 31, 2001, respectively.

NOTE 5 - Fixed Assets
---------------------
The Company capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight line method of depreciation. Scheduled below are the assets, costs and accumulated depreciation at June 30, 2002 and December 31, 2001.

                                 Continued
                                     31



                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 5 - Fixed Assets -continued-
---------------------

                                            Accumulated          Depreciation
                       Cost      Cost       Depreciation           Expense
                       June    December    June    December     June   December
                     30, 2002  31, 2001  30, 2002  31, 2001  30, 2002  31, 2001
                     -----------------------------------------------------------
Computer Equipment   $ 37,075  $ 17,200  $  5,674  $  1,720  $  3,954  $  1,720
Furniture & Fixtures    7,082     4,560       825       489       336       489
                     -----------------------------------------------------------
     Totals          $ 44,157  $ 21,760  $  6,499  $  2,209  $  4,290  $  2,209
                     ===========================================================

NOTE 6 - Income Taxes
---------------------
The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:

                                 Year of Loss     Amount       Expiration Date
                                 -------------  ----------     ---------------
                                       2000     $  14,042          2020
                                       2001       223,830          2021

                                                         2001        2000
                                                     ----------  ----------
 Current Tax Asset Value of Net Operating Loss
  Carryforwards at Current Prevailing Federal
  Tax Rate                                           $  80,876   $   4,774
 Evaluation Allowance                                  (80,876)     (4,774)
                                                     ----------  ----------
   Net Tax Asset                                     $    -      $    -
   Current Income Tax Expense                             -           -
   Deferred Income Tax Benefit                            -           -

NOTE 7 - Going Concern
----------------------
The Company has limited liquidity and capital resources and it's financial statements have been issued with a going concern opinion. As such, the Company does not currently possess a financial institution source of financing and the Company cannot be certain that it's existing sources of cash will be adequate to meet its liquidity requirements. The management of the Company, however, is undertaking the following approach to meet its liquidity requirements:

     (a) The Company will seek to continue converting certain outstanding loans and payables into common stock in order to reduce future cash obligations;
                                 Continued
                                     32

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 7 - Going Concern -continued-
----------------------
     (b) Management of the Company's primary operating subsidiary, has developed a sales and marketing plan for 2003 that, if successful, may generate sufficient cash flow to sustain and grow subsidiary operations and, possibly, create excess cash flow for corporate administrative expenses;

     (c) Management is identifying prospective acquisition targets with sufficient cash flow to fund subsidiary operations, as well as potentially generating operating cash flow that may sustain corporate administrative expenses.

The Company's future capital requirements will depend on its ability to successfully implement these initiatives and other factors, including (i) the ability of the Company to maintain its existing customer base and to expand its customer base, and (ii) overall financial market conditions where the Company might seek prospective investors.

NOTE 8 - Notes Payable
----------------------
During the 2001 year, the Company issued a convertible note payable in the amount of $345,982. The note is convertible into 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted shares, and B Warrants to purchase an additional 345,982 restricted shares of common stock.

The Company has the following notes payable obligations:

                                                        June 30,    December 31,
                                                          2002          2001
                                                      ------------  ------------
  Convertible Note Payable to an unrelated individual,
   bearing interest at 8% per annum, unsecured,
   due on December 31, 2002.                         $    345,982  $    345,982
                                                      ------------  ------------
     Total                                                345,982       345,982
     Less Current Maturities                              345,982       345,982
                                                      ------------  ------------
     Total Notes Payables                            $       -     $       -
                                                      ============  ============

Following are maturities of long-term debt for each of the next five years;


     2002           $ 345,982
     2003                -
     2004                -
     2005                -
                    ----------
       Total        $ 345,982
                    ==========

                                 Continued
                                     33


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 9 - Operating Leases
-------------------------
On March 1, 2001, the Company entered into a lease agreement to lease office space at 5150 East Pacific Coast Highway, Long Beach, California 90804. The Company pays $1,962, $2,020 and $2,077 per month for a 1,154 square foot facility, for the periods ending February 28, 2002, 2003 and 2004, respectively. The lease expires on February 29, 2004 and has a renewal option for an additional year. A lease deposit of $6,174 was required prior to signing. The space the Company is leasing is sufficiently large enough to accommodate all of its administrative needs.

     Total Lease Commitments;                    Year           Amount
                                             ----------   ------------
                                                   2002   $    24,119
                                                   2003        24,926
                                                   2004         4,154
                                                   2005          -
                                                   2006          -
                                                          ------------
                                             Total        $    53,199
                                                          ============

Rent expense for the period ended June 30, 2002 and December 31, 2001 was $12,002 and $19,747, respectively.

NOTE 10 - Stockholders' Equity
------------------------------
During 2001, the Company issued 63,000 restricted common shares, detachable A Warrants to purchase an additional 63,000 restricted common shares and detachable B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering.

The A Warrant is exercisable at $3.00 for a period of five years and the B Warrant is exercisable at $6.00 for a period of five years pursuant to the subscriptions the Company has received in connection with the Private Offering Memorandum. Shares issued upon the exercise of Warrants shall be restricted stock, shall bear the appropriate restrictive legend and shall be subject to the resale provisions of Rule 144 and to the rules promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The Company shall issue the warrants to the subscribers pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. Accordingly $44,037 has been charged to additional paid-in capital, representing the excess of cash received over the par value of the stock. In addition $18,900 has been charged to additional paid-in capital, representing the amount paid for the A and B Warrants.

During 2001, the Company issued 2,134,305 shares of common stock in exchange for consulting services rendered. At the date of issuance, valuation of the services was attached to the most recent sale which took place at par value in September 2000. The cost of the services has been charged to operations, and capital stock has been increased by $2,134.


                                 Continued
                                     34


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 11 - Major Customers
-------------------------
The Company had one customer who accounted for $65,502 of its sales during the period ended June 30, 2002.

NOTE 12 - Net Earnings (Loss) Per Share
---------------------------------------
Basic earnings (loss) per common share (BEPS) is based on the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per common share is based on shares outstanding (computed as under BEPS) and dilutive potential common shares. Issuable shares of 63,000 detachable A Warrants and 63,000 detachable B Warrants were not included in the computation of diluted loss per share, because their inclusion would have been antidilutive for the periods ended June 30, 2002 and December 31, 2001.

The following data shows the shares used in the computing loss per common share including dilutive potential common stock;

     Common shares outstanding during the entire period                   10,063,000
     Weighted-average shares paid for, but not issued during the period.       -
                                                                         ------------
     Weighted-average number of common shares used in basic EPS           10,063,000
       dilutive effect of options                                              -
                                                                         ------------
     Weighted-average number of common shares used in basic EPS              126,000
       dilutive effect of warrants                                             -
                                                                         ------------
     Weighted-average number of common shares and dilutive potential
       common shares used in diluted EPS                                  10,189,000
                                                                         ============

NOTE 13 - Subsequent Events
---------------------------
In August of 2002, the Company issued approximately 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted common shares and B Warrants to purchase an additional 345,982 restricted common shares to Manfred Heeb to resolve debt in the amount of $345,982. The shares were not publicly offered. The shares were issued pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933. The Company settled outstanding debt in the amount of $345,982 cash for the shares and warrants.

In August of 2002, the Company granted options to purchase approximately 85,000 restricted common shares of the Company to four employees; 50% of the options vested upon grant, 25% will vest on the first annual anniversary of the grant date and the remaining 25% will vest on the second annual anniversary of the grant date. The options will be accounted for in accordance with SFAS 123, "Accounting for Stock-Based Compensation", using the Black-Scholes pricing model. The exercise price of the options is $0.05 and they expire five years from the grant date. The fair market value of the options was determined using the low bid value on the date of grant. This was deemed the most easily determined amount, since the shares were not trading at the time.
                                 Continued
                                     35

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                               June 30, 2002

NOTE 14 - Prior Period Adjustments
----------------------------------
The accompanying financial statements for the periods ended June 30, 2002 and December 31, 2001 have been restated to correct an error related to general and administrative expenses and related contributed capital.

The effect of prior period accounting errors relating to general and administrative expenses and contributed capital resulted in the following changes as of June 30, 2002 and December 31, 2001:

                                     June 30, 2002             December 31, 2001
                               --------------------------  -------------------------
                                     As                          As
                                 Previously       As         Previously       As
                                 Reported      Restated      Reported      Restated
                               ------------  ------------  ------------  ------------
Balance Sheet:
 Contributed Capital           $     3,000   $     6,300  $       -     $      3,000

Statement of Operations
 General & Administrative           43,561        46,861        33,892        36,892

Net earnings (loss)                 31,039        27,719      (220,830)     (223,830)

Net earnings (loss) per common
 and common equivalent share
  Basic                               .003          .003         (.023)        (.024)
  Diluted                             .003          .003         (.023)        (.024)
                                 ----------------------------------------------------

Accumulated deficit as of January 1, 2002 has been increased by $3,000 for the effects of the restatement on prior years.



                                 Continued
                                     36













                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                        Audited Financial Statements
                             (In U.S. Dollars)

                         December 31, 2001 and 2000


                       Bierwolf, Nilson & Associates
A Partnership           Certified Public Accountants              Nephi J.
of Professional           1453 South Major Street             Bierwolf, CPA
Corporations             Salt Lake City, Utah 84115        Troy Nilson, CPA
___________________________________________________________________________


                        Independent Auditor's Report
                       -----------------------------

To the Board of Directors
Medex Healthcare, Inc.
Successor to Pacific Health Care Organization, Inc.


We have audited the accompanying balance sheet of Medex Healthcare, Inc., as of December 31, 2001 and the period November 1, 2000 through December 31, 2000, and the related statements of income, retained earnings, cash flows for the year ended December 31, 2001 and the period November 1, 2000 through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards, in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Medex Healthcare, Inc., as of December 31, 2001 and the period November 1, 2000 to December 31, 2000, and the results of its operations and its cash flows for the year and the period then ended, in conformity with generally accepted accounting principles, in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company has an accumulated deficit and a negative net worth at December 31, 2001. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ Bierwolf, Nilson & Associates
Bierwolf, Nilson & Associates
Salt Lake City, Utah
March 17, 2003

                                     38


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                               Balance Sheet

                                                                 November
                                                                  1, 2000
                                                                  through
                                                   December      December
                                                   31, 2001      31, 2000
                                                 ------------  ------------
                                   Assets

Current Assets
--------------

 Cash                                           $    164,136  $    345,557
 Prepaid Expenses                                      6,174         -
                                                 ------------  ------------
   Total Current Assets                              170,310       345,557

Property & Equipment
--------------------

 Computer Equipment                                   17,201         -
 Furniture & Fixtures                                  4,559         -
                                                 ------------  ------------
   Total Property & Equipment                         21,760         -

   Less: Accumulated Depreciation                     (2,209)        -
                                                 ------------  ------------
   Net Property & Equipment                           19,551         -
                                                 ------------  ------------
   Total Assets                                 $    189,861  $    345,557
                                                 ============  ============


                                 Continued
                                     39

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                               Balance Sheet

                                                                 November
                                                                  1, 2000
                                                                  through
                                                   December      December
                                                   31, 2001      31, 2000
                                                 ------------  ------------

                     Liabilities & Stockholders' Equity

Current Liabilities
-------------------

 Note Payable - Shareholder (Note 8)            $    345,982  $    345,982
                                                 ------------  ------------
   Total Current Liabilities                         345,982       345,982

Stockholders' Equity
--------------------

 Common Stock; 50,000,000 Shares
  Authorized at $0.001 Par Value;
  10,063,000 and 7,865,695 Shares
  Issued and Outstanding Respectively,
  Retroactively Restated                              10,063         7,866
 Additional Paid In Capital                           83,336        36,299
 Additional Paid In Capital - Warrants                18,900         -
 Accumulated (Deficit)                              (268,420)      (44,590)
                                                 ------------  ------------
   Total Stockholders' Equity                       (156,121)         (425)
                                                 ------------  ------------
   Total Liabilities & Stockholders' Equity     $    189,861  $    345,557
                                                 ============  ============


 The accompanying notes are an integral part of these financial statements.
                                     40


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                          Statement of Operations

                                                                 November
                                                                  1, 2000
                                                                  through
                                                   December      December
                                                   31, 2001      31, 2000
                                                 ------------  ------------
Revenues                                        $      -      $      -
--------                                         ------------  ------------
Cost of Goods Sold                                     -             -
                                                 ------------  ------------
  Gross Profit                                         -             -

Expenses
--------

 General & Administrative                             36,892         -
 Depreciation                                          2,209         -
 Salaries & Wages                                     12,928         -
 Professional & Consulting Fees                      137,195         -
 Legal Fees                                           40,405         -
                                                 ------------  ------------
   Total Expenses                                    229,629         -
                                                 ------------  ------------
   Income (Loss) From Operations                    (229,629)        -

Other Income (Expenses)
----------------------

 Interest Income                                       5,799         -
 Loss on Abandonment of Assets                         -           (14,042)
                                                 ------------  ------------
   Total Other Income (Expenses)                       5,799       (14,042)
                                                 ------------  ------------
   Income (Loss) Before Taxes                       (223,830)      (14,042)

   Tax Expense                                         -             -
                                                 ------------  ------------
   Net Income (Loss)                            $   (223,830) $    (14,042)
                                                 ============  ============
 Income (Loss) Per Share
   Basic                                        $      (.024) $      (.002)
   Diluted                                             (.024)        (.002)

 Weighted Average Shares Outstanding
   Basic                                           9,508,424     7,865,695
   Diluted                                         9,508,424     7,865,695

 The accompanying notes are an integral part of these financial statements.
                                     41


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                     Statement of Stockholders' Equity
                 From November 1, 2000 to December 31, 2001

                                         Common Stock      Paid In  Accumulated
                                       Shares    Amount    Capital      Deficit
                                   ---------------------------------------------
Balance, November 1, 2000          7,865,695   $  7,866  $  36,299  $   (30,548)

Net Loss for Period
November 1, through
December 31, 2000                                                       (14,042)
                                   ---------------------------------------------
Balance, December 31, 2000          7,865,695     7,866     36,299      (44,590)

Shares Issued for Services
at $0.001 Per Share,
Retroactively Restated              2,134,305     2,134

Shares Issued for Cash at
$.70 Per Share, Retroactively
Restated                               63,000        63     44,037

Stock Warrants, A & B at
$0.10 & $0.20 Respectively,
Retroactively Restated                                      18,900

Contributed Capital,
Retroactively Restated                                       3,000

Net Loss for Year Ended
December 31, 2001                                                      (223,830)
                                   ---------------------------------------------
Balance, December 31, 2001         10,063,000  $ 10,063  $ 102,236  $  (268,420)
                                   =============================================

 The accompanying notes are an integral part of these financial statements.
                                     42


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                          Statement of Cash Flows
                 For the Year Ended December 31, 2001 and
            and the Period November 1, 2000 to December 31, 2000

                                                       2002         2001
                                                   -----------  -----------
Cash Flows from Operating Activities
------------------------------------
 Net Income (Loss)                                 $ (223,830) $   (14,042)
 Adjustments to Reconcile Net Income to Net Cash:
  Contributed Services                                  3,000        -
  Depreciation                                          2,209        -
  Shares Issued for Services                            2,134        -
 Changes in Operating Assets & Liabilities:
  Loss on Abandonment                                   -           14,042
  (Increase) Decrease  in Prepaid Expenses             (6,174)       -
  (Increase) Decrease in Accounts Receivable            -              687
                                                   -----------  -----------
   Net Cash Provided by Operating Activities         (222,661)         687

Cash Flows from Investing Activities
------------------------------------
 Purchase of Computer Equipment                       (17,201)       -
 Purchase of Furniture & Fixtures                      (4,559)       -
                                                   -----------  -----------
   Net Cash Used by Investing Activities              (21,760)       -

Cash Flows from Financing Activities
------------------------------------
 Proceeds from Sale of Warrants                        18,900        -
 Proceeds from Issuance of Stock                       44,100       25,000
 Proceeds from Notes Payable                            -          345,982
 Payments on Notes Payable                              -         (175,000)
                                                   -----------  -----------
   Net Cash Provided by Financing Activities           63,000      195,982
                                                   -----------  -----------
   Increase (Decrease) in Cash                       (181,421)     196,669

   Cash at Beginning of Period                        345,557      148,888
                                                   -----------  -----------
   Cash at End of Period                           $  164,136  $   345,557
                                                   ===========  ===========

Supplemental Cash Flow Information
 Interest                                          $    -      $     -
 Taxes                                                  -            -



 The accompanying notes are an integral part of these financial statements.
                                     43


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                             December 31, 2001

NOTE 1 - Corporate History
--------------------------
Pacific Health Care Organization, Inc was incorporated under the laws of the state of Utah on April 17, 1970 under the name Clear Air, Inc. On September 25, 2000, the Company changed its name to Pacific Health Care Organization, Inc. On February 26, 2001, the Company acquired Medex Healthcare, Inc. ("Medex"), a California corporation organized March 4, 1994, in a share for share exchange in which the Company acquired all of the outstanding shares of Medex in exchange for 6,500,000 shares of the Company. The acquisition of Medex by the Company was accounted for as a reverse acquisition, and therefore Medex was considered the accounting acquirer. The financial statements presented are those of Medex Healthcare, Inc., for all periods presented. The financial statements, contained herein, are those of Medex Healthcare, Inc., for all periods presented.

NOTE 2 - Significant Accounting Policies
----------------------------------------
A.   The Company uses the accrual method of accounting.
B. Revenue Recognition: The Company recognizes revenue once it is realizable and earned. Revenue from sales of services and related cost of services sold are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the seller's price is fixed or determinable and collectability is reasonably assured.
C. The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D. Primary Earnings Per Share amounts are based on the weighted average number of shares outstanding at the dates of the financial statements. Fully Diluted Earnings Per Shares shall be shown on stock options and other convertible issues that may be exercised within ten years of the financial statement dates.
E. Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets for the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.
F.   Estimates:   The preparation of the financial statements in conformity
     with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
G. Consolidation Policies: The accompanying consolidated financial statements include the accounts of the company and its majority - owned subsidiaries. Intercompany transactions and balance have been eliminated in consolidation.


                                 Continued
                                     44


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                             December 31, 2001

NOTE 3  - New Technical Pronouncements
--------------------------------------
In June 2001, SFAS No. 141, "Business Combinations" was issued to be used in combinations after June 30, 2001. It is anticipated that SFAS No. 141, will have no effect upon the Company's financial statements.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets" was issued for fiscal years beginning after December 31, 2001. Adoption of SFAS 142 did not have an impact on the Company's financial statements.

In June 2001, SFAS No. 143, "Accounting for Asset Retirement Obligations" was issued for fiscal years beginning after June 15, 2001. The Company has elected to adopt SFAS No. 143, effective with the fiscal year ended December 31, 2002. It is anticipated that SFAS 143, will have little or no effect upon the Company's financial statements.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued for fiscal years beginning after December 15, 2001. The Company has elected to adopt SFAS No. 144, effective with the fiscal year ended December 31, 2002. It is anticipated that SFAS 14, will have little or no effect upon the Company's financial statements.

NOTE 4  - Related Party
-----------------------
During 2001, the Company's President allowed the Company to utilize office space at his personal residence. The President's Secretary uses this space on a daily basis. In accordance with SFAS 57, "Related Party Disclosures", the fair market value of the office space has been charged to general expenses with a corresponding entry to contributed capital. The fair market value of the office space was determined to be $250 per month, resulting in a total capital contribution of $3,000 for the period ending December 31, 2001.

NOTE 5 - Fixed Assets
---------------------
The Company capitalizes the purchase of equipment and fixtures for major purchases in excess of $1,000 per item. Capitalized amounts are depreciated over the useful life of the assets using the straight line method of depreciation. Scheduled below are the assets, costs and accumulated depreciation at December 31, 2001 and 2000.

                                          Accumulated          Depreciation
                        Cost      Cost    Depreciation            Expense
                     December  December  December  December  December  December
                     31, 2001  31, 2000  31, 2001  31, 2000  31, 2001  31, 2000
                     -----------------------------------------------------------
Computer Equipment   $ 17,200  $    -    $  1,720  $    -    $  1,720  $    -
Furniture & Fixtures    4,560       -         489       -         489       -
                     -----------------------------------------------------------
     Totals          $ 21,760  $    -    $  2,209  $    -    $  2,209  $    -
                     ===========================================================

                                 Continued
                                     45


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                             December 31, 2001

NOTE 6 - Income Taxes
---------------------
The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carryforwards an evaluation allowance has been made to the extent of any tax benefit that net operating losses may generate.

The Company has incurred losses that can be carried forward to offset future earnings if conditions of the Internal Revenue Codes are met. These losses are as follows:


                                Year of Loss      Amount       Expiration Date
                                -------------   ----------     ---------------
                                       2000     $  14,042          2020
                                       2001       223,830          2021

                                                         2001        2000
                                                     ----------  ----------
Current Tax Asset Value of Net Operating Loss
  Carryforwards at Current Prevailing Federal
  Tax Rate                                           $  80,876   $   4,774
Evaluation Allowance                                   (80,876)     (4,774)
                                                     ----------  ----------
  Net Tax Asset                                      $    -      $    -
  Current Income Tax Expense                              -           -
  Deferred Income Tax Benefit                             -           -

NOTE 7 - Going Concern
----------------------
The Company has limited liquidity and capital resources and it's financial statements have been issued with a going concern opinion. As such, the Company does not currently possess a financial institution source of financing and the Company cannot be certain that it's existing sources of cash will be adequate to meet its liquidity requirements. The management of the Company, however, is undertaking the following approach to meet its liquidity requirements:

     (a) The Company will seek to continue converting certain outstanding loans and payables into common stock in order to reduce future cash obligations;

     (b) Management of the Company's primary operating subsidiary, has developed a sales and marketing plan for 2003 that, if successful, may generate sufficient cash flow to sustain and grow subsidiary operations and, possibly, create excess cash flow for corporate administrative expenses;

     (c) Management is identifying prospective acquisition targets with sufficient cash flow to fund subsidiary operations, as well as potentially generating operating cash flow that may sustain corporate administrative expenses.


                                 Continued
                                     46


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                             December 31, 2001

NOTE 7 - Going Concern -continued-
----------------------
The Company's future capital requirements will depend on its ability to successfully implement these initiatives and other factors, including (i) the ability of the Company to maintain its existing customer base and to expand its customer base, and (ii) overall financial market conditions where the Company might seek prospective investors.

NOTE 8 - Notes Payable
----------------------
During the 2001 year, the Company issued a convertible note payable in the amount of $345,982. The note is convertible into 845,982 restricted common shares, A Warrants to purchase an additional 345,982 restricted shares, and B Warrants to purchase an additional 345,982 restricted shares of common stock.

The Company has the following notes payable obligations:

                                                      December 31,  December 31,
                                                          2001          2000
                                                      ------------  ------------
  Convertible Note Payable to an unrelated individual,
   bearing interest at 8% per annum, unsecured,
   due on December 31, 2002.                         $    345,982  $    345,982
                                                      ------------  ------------
     Total                                                345,982       345,982
   Less Current Maturities                                345,982       345,982
                                                      ------------  ------------
     Total Notes Payables                            $       -     $       -
                                                      ============  ============

Following are maturities of long-term debt for each of the next five years;

     2002           $ 345,982
     2003                -
     2004                -
     2005                -
                    ----------
       Total        $ 345,982
                    ==========

NOTE 9 - Operating Leases
-------------------------
On March 1, 2001, the Company entered into a lease agreement to lease office space at 5150 East Pacific Coast Highway, Long Beach, California 90804. The Company pays $1,962, $2,020 and $2,077 per month for a 1,154 square foot facility, for the periods ending February 28, 2002, 2003 and 2004, respectively. The lease expires on February 29, 2004 and has a renewal option for an additional year. A lease deposit of $6,174 was required prior to signing. The space the Company is leasing is sufficiently large enough to accommodate all of its administrative needs.

                                 Continued
                                     47


                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                             December 31, 2001

NOTE 9 - Operating Leases -continued-
-------------------------
     Total Lease Commitments;                    Year           Amount
                                             ----------   ------------
                                                 2002     $    24,119
                                                 2003          24,926
                                                 2004           4,154
                                                 2005            -
                                                 2006            -
                                                          -----------
                                             Total        $    53,199
                                                           ===========

Rent expense for the period ended December 31, 2001 and 2000 was $19,747 and $0, respectively.

NOTE 10 - Stockholders' Equity
------------------------------
During 2001, the Company issued 63,000 restricted common shares, detachable A Warrants to purchase an additional 63,000 restricted common shares and detachable B Warrants to purchase an additional 63,000 restricted common shares to five persons pursuant to subscriptions received from a private offering.

The A Warrant is exercisable at $3.00 for a period of five years and the B Warrant is exercisable at $6.00 for a period of five years pursuant to the subscriptions the Company has received in connection with the Private Offering Memorandum. Shares issued upon the exercise of Warrants shall be restricted stock, shall bear the appropriate restrictive legend and shall be subject to the resale provisions of Rule 144 and to the rules promulgated by the Securities and Exchange Commission under the Securities Act of 1933. The Company shall issue the warrants to the subscribers pursuant to an exemption from registration under Rule 506 of Regulation D of the Securities Act of 1933. Accordingly $44,037 has been charged to additional paid-in capital, representing the excess of cash received over the par value of the stock. In addition $18,900 has been charged to additional paid-in capital, representing the amount paid for the A and B Warrants.

During 2001, the Company issued 2,134,305 shares of common stock in exchange for consulting services rendered. At the date of issuance, valuation of the services was attached to the most recent sale which took place at par value in September 2000. The cost of the services has been charged to operations, and capital stock has been increased by $2,134.

NOTE 11 - Net Earnings (Loss) Per Share
---------------------------------------
Basic earnings (loss) per common share (BEPS) is based on the weighted-average number of common shares outstanding during each period. Diluted earnings (loss) per common share is based on shares outstanding (computed as under BEPS) and dilutive potential common shares. Issuable shares of 63,000 detachable A Warrants and 63,000 detachable B Warrants were not included in the computation of diluted loss per share, because their inclusion would have been antidilutive for the period ended December 31, 2001.

                                 Continued
                                     48

                           Medex Healthcare, Inc.
            Successor to Pacific Health Care Organization, Inc.
                       Notes to Financial Statements
                             December 31, 2001

NOTE 11 - Net Earnings (Loss) Per Share -continued-
---------------------------------------

The following data shows the shares used in the computing loss per common share including dilutive potential common stock;

     Common shares outstanding during the entire period                   10,063,000
     Weighted-average shares paid for, but not issued during the period.       -
                                                                         ------------
     Weighted-average number of common shares used in basic EPS           10,063,000
       dilutive effect of options                                              -
                                                                         ------------
     Weighted-average number of common shares used in basic EPS              126,000
       dilutive effect of warrants                                             -
                                                                         ------------
     Weighted-average number of common shares and dilutive potential
       common shares used in diluted EPS                                  10,189,000
                                                                         ============

                                          49



PART III


Item 1. Index and Description of Exhibits


Exhibit
Number Title of Document                          Location
3.1    Articles of Incorporation and amendments   Incorporated by reference to Form
                                                  10-SB filed on September 19, 2002

3.2    Bylaws                                     Incorporated by reference to Form
                                                  10-SB filed on September 19, 2002

4.1    PHCO 2002 Stock Option Plan                Incorporated by reference to Form
                                                  10-SB filed on September 19, 2002

21.1   Subsidiaries of Registrant                 Incorporated by reference to Form
                                                  10-SB filed on September 19, 2002



























                                     50

                                 SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.


                              PACIFIC HEALTH CARE ORGANIZATION, INC.


Date: March 24, 2003          /s/ Tom Kubota
                              ----------------------------------------
                              Tom Kubota
                              President

Date: March 24, 2003          /s/ Rudy LaRusso
                              ----------------------------------------
                              Rudy LaRusso
                              Secretary











                                     51